UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 6, 2019

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS
FOR THE SECOND QUARTER OF 2019

Record Revenues of $34.3 Million, 13% YoY growth; Non-GAAP Operating Margin of 20.5%

MIGDAL HAEMEK, Israel – August 6, 2019 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended June 30, 2019.

Highlights of the Second Quarter 2019

•	Revenues were a record at $34.3 million, up 13% year-over-year;

•	GAAP gross margin at 48.2% versus 48.9% in Q2 last year; Non-GAAP gross margin at 48.4% versus 49.0%;

•	GAAP operating income was $6.4 million and non-GAAP operating income was $7.0 million, representing margins of 18.5% and 20.5%, respectively;

•	GAAP net income of $7.2 million or $0.19 per diluted share, and non-GAAP net income of $6.7 million, or $0.18 per diluted share, representing year-over-year growth of 66% and 46%, respectively; and

•	Operating cash flow of $7.3 million with $85.3 million in cash at quarter-end;

o	Cash includes $16 million from the issuance of new shares to Chroma and a full earn-out payment of $1.3 million related to the sale of the PCB;

Dividend Announcement

Camtek’s Board of Directors declared a cash dividend in the amount of $0.17 per share representing an aggregate distribution of approximately $6.5 million. The dividend will be paid on September 4, 2019 to all shareholders of record at the close of the NASDAQ Global Select Market on August 21, 2019.

Management Comment

Rafi Amit Camtek’s CEO commented, “Camtek’s second quarter results reflect our strong track record of execution with record revenues and robust profitability. This is despite the current weaker semiconductor market.

One of the consequences of the market uncertainty is that our customers are ordering equipment only for their short-term production needs and require short delivery times.

As a result, for the third quarter, while we still expect a solid level of revenues, our expectations are for revenues within the range of $31 - 33 million.”

Continued Mr. Amit, “In the first half of 2019 we achieved an impressive revenue level of $68.3 million, 18% higher than in the first half of 2018, which itself was a record year for Camtek and the semiconductors industry. This performance demonstrates Camtek’s strong position in the market.

Fundamental market drivers for our equipment demand have not changed and Camtek is in an excellent position to win as the market ramps up.”

Second Quarter 2019 Financial Results

Revenues for the second quarter of 2019 were $34.3 million. This compares to second quarter 2018 revenues of $30.5 million, a growth of 13%.

Gross profit on a GAAP basis in the quarter totaled $16.6 million (48.2% of revenues), up 11% compared to a gross profit of $14.9 million (48.9% of revenues) in the second quarter of 2018. Gross profit on a non-GAAP basis in the quarter totaled $16.6 million (48.4% of revenues), up 11% compared to a gross profit of $14.9 million (49.0% of revenues) in the second quarter of 2018.

Operating profit on a GAAP basis in the quarter totaled $6.4 million (18.5% of revenues), up 35% compared to an operating profit of $4.7 million (15.5% of revenues) in the second quarter of 2018. Operating profit on a non-GAAP basis in the quarter totaled $7.0 million (20.5% of revenues), up 42% compared to $5.0 million (16.3% of revenues) in the second quarter of 2018.

Net income on a GAAP basis in the quarter totaled $7.2 million, or $0.19 per diluted share, up 66% compared to net income of $4.3 million, or $0.12 per diluted share, in the second quarter of 2018. Net income on a non-GAAP basis in the quarter totaled $6.7 million, or $0.18 per diluted share, up 46% compared to a non-GAAP net income of $4.6 million, or $0.13 per diluted share, in the second quarter of 2018.

Cash and cash equivalents, as of June 30, 2019, were $85.3 million compared to $54.9 million as of December 31, 2018. During the quarter the Company generated a positive operating cash flow of $7.3 million. In addition, the Company received an earn-out payment of $1.3 million related to the sale of the PCB business in 2017. Camtek also closed the Chroma transaction, receiving $16 million from the issuance of new shares.

Conference Call

Camtek will host a conference call today, August 6, 2019, at 10:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 866 744 5399	at 9:30 am Eastern Time
Israel:	03 918 0685	at 4:30 pm Israel Time
International:	+972 3 918 0685

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to other risks identified in our Annual Report on Form 20-F and other documents filed by the Company with the SEC, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date.

This press release provides financial measures that exclude: (i) share based compensation expenses; (ii) certain Chroma transaction expenses; (iii) discontinued operations; and (iv) write off costs with regard to the FIT activities, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

 Camtek Ltd.
Consolidated Balance Sheets

(In thousands)
	June 30,	December 31,
	2019	2018
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	85,268	54,935
Trade accounts receivable, net	26,387	31,644
Inventories	29,809	30,109
Other current assets	2,464	2,613

Total current assets	143,928	119,301

Fixed assets, net	*18,212	17,117

Long term inventory	2,462	2,056
Deferred tax asset	1,456	2,366
Other assets, net	231	231
Intangible assets, net	502	476

	4,651	5,129

Total assets	166,791	141,547

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	12,132	15,541
Other current liabilities	*19,939	23,179

Total current liabilities	32,071	38,720

Long term liabilities
Other long term liabilities	*2,495	1,420
	2,495	1,420

Total liabilities	34,566	40,140

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2019 and at December 31, 2018;
40,615,239 issued shares at June 30, 2019 and 38,535,445 at December 31, 2018;
38,522,863 shares outstanding at June 30, 2019 and 36,443,069 at December 31, 2018	157	151
Additional paid-in capital	99,469	81,873
Retained earnings	34,497	21,281
	134,123	103,305
Treasury stock, at cost (2,092,376 as of June 30, 2019 and December 31, 2018)	(1,898)	(1,898)

Total shareholders' equity	132,225	101,407

Total liabilities and shareholders' equity	166,791	141,547

*Includes adjustment in respect of implementation of ASC 842 - Leases

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)
	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	68,348	57,736	34,346	30,462	123,174
Cost of revenues	34,623	29,840	17,777	15,563	62,378

Gross profit	33,725	27,896	16,569	14,899	60,796

Research and development costs	7,727	6,955	3,803	3,406	14,581
Selling, general and administrative expenses	12,987	12,664	6,412	6,775	26,182
	20,714	19,619	10,215	10,181	40,763

Operating income	13,011	8,277	6,354	4,718	20,033

Financial income, net	152	436	135	146	728

Income from continuing operations
before income taxes	13,163	8,713	6,489	4,864	20,761

Income tax expense	1,110	848	463	533	2,030

Net income from continuing operations	12,053	7,865	6,026	4,331	18,731

Discontinued operations *
Income from discontinued operations

Income before tax expense	1,257		1,257
Income tax expense	94	-	94	-	-

Net income from discontinued operations	1,163	-	1,163	-	-

Net income	13,216	7,865	7,189	4,331	18,731

*Relates to the earn-out payment received from the sale of the PCB business.

Net income (loss) per ordinary share:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	U.S. dollars		U.S. dollars		U.S. dollars

Basic earnings from continuing operation	0.33	0.22	0.16	0.12	0.52

Basic earnings from discontinued operation	0.03	-	0.03	-	-

Basic net earnings	0.36	0.22	0.19	0.12	0.52

Diluted earnings from continuing operation	0.32	0.22	0.16	0.12	0.51

Diluted earnings from discontinued operation	0.03	-	0.03	-	-

Diluted net earnings	0.35	0.22	0.19	0.12	0.51

Weighted average number of
ordinary shares outstanding:

Basic	36,644	36,050	36,816	36,090	36,190

Diluted	37,476	36,512	37,734	36,632	36,747

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)
	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2019	2018	2019	2018	2018
	U.S. dollars		U.S. dollars		U.S. dollars

Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	13,216	7,865	7,189	4,331	18,731

Share-based compensation	1,250	395	605	249	1,682
Chroma transaction expenses (1)	73	-	73	-	-
Attributable to discontinued operations	(1,163)	-	(1,163)	-	-
Effect of FIT reorganization (2)	~~-~~	506	~~-~~	-	506

Non-GAAP net income	13,376	8,766	6,704	4,580	20,919

Non–GAAP net income per diluted share	0.37	0.24	0.18	0.13	0.57

Gross margin on GAAP basis from continuing operations	49.4%	48.4%	48.3%	48.9%	49.4%
Reported gross profit on GAAP basis	33,725	27,896	16,569	14,899	60,796

Share-based compensation	122	44	61	28	167
Effect of FIT reorganization (1)	~~-~~	-	~~-~~	-	205

Non- GAAP gross margin	33,847	28,145	16,630	14,927	61,168
Non-GAAP gross profit	49.5%	48.8%	48.4%	49.0%	49.7%

Reported operating income attributable to Camtek Ltd. on GAAP basis from continuing operations	13,011	8,277	6,354	4,718	20,033
Share-based compensation	1,250	395	605	249	1,682
Chroma transaction expenses (1)	73	-	73	-	-
Effect of FIT reorganization (2)	~~-~~	506	~~-~~	-	506
Non-GAAP operating income	14,334	9,178	7,032	4,967	22,221

(1)	In the second quarter of 2019, certain transaction expenses were incurred in relation to the technological cooperation agreement with Chroma. These were recorded under operating expenses.

(2)
At the end of the first quarter of 2018, the Company ceased its efforts to utilize the remaining inventory and equipment related to FIT development and recorded a one-time write-off in the amount of $0.5 million, consisting of: (1) inventory write-offs of $0.2 million, recorded under the cost of revenue line item; and (2) fixed asset write-offs of $0.3 million recorded under operating expenses.